July 15, 2016

Ms. Michelle Stasny

Special Counsel

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:       Fifth Third Holdings Funding, LLC

             Registration Statement on Form SF-3

             Filed May 16, 2016

             File No. 333-211395

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600

Main Fax +1 312 701 7711

www.mayerbrown.com

Stuart M. Litwin

Direct Tel +1 312 701 7373

Direct Fax +1 312 706 8165

slitwin@mayerbrown.com

Dear Ms. Stasny:

On behalf of Fifth Third Holdings Funding, LLC (the “Registrant”), and in response to the letter (the “Comment Letter”) dated June 3, 2016, with respect to the above-captioned Registration Statement on Form SF-3 (the “Initial Draft Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant is filing herewith Amendment No. 1 to the Initial Draft Registration Statement. For your convenience, we have also submitted a copy of Amendment No. 1 that has been marked to show changes from the draft submitted May 16, 2016.

The Registrant’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America,

Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Ms. Michelle Stasny

2.	Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus in response to our comments.

Response: We have filed the forms of transaction documents with Amendment No. 1 and confirm that we have made all necessary revisions to the forms of transaction documents to reflect the changes made throughout the prospectus.

3.

Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Response: We confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under the form of prospectus.

Form of Prospectus

Reports to Noteholders, page 2

4.

We note your statement that “the depositor and the issuing entity do not intend to send any of their financial reports to the beneficial owners of the notes.” Please confirm that beneficial owners will receive all reports related to asset representations review, dispute resolution and investor communication shelf eligibility provisions.

Response: We confirm that beneficial owners will receive all reports related to any asset representations review, dispute resolution and investor communications.

Reports related to any asset representations review is disclosed under “The Transaction Documents—Asset Representations Review—Delinquency Trigger,” “—Asset Review Voting” and “—Asset Review” on pages 95 and 96 of the prospectus.

We have revised the disclosure under “The Transaction Documents—Dispute Resolution” on page 97 of the prospectus to disclose that information regarding any mediation or arbitration will be provided to investors in a Form 10-D filing.

Reports related to any investor communication is disclosed under “The Notes—Noteholder Communication” on page 84 of the prospectus.

Summary of Terms, page 6

5.

Please add disclosure to the summary of terms describing payment of the fees of the asset representations reviewer and any expenses related to the asset representations review process. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response: We have added a new section titled “Fees and Expenses” beginning on page 14 of the summary of the prospectus to describe the payment of the fees and expenses of

Ms. Michelle Stasny

the servicer, the indenture trustee, the owner trustee and the asset representations reviewer.

Risk Factors

The geographic concentration of the obligors in the receivables pool…, page 22

6.

We note your risk factor that “the concentration of the receivables in specific geographic areas may increase the risk of loss” and that “[b]ecause of the concentration of the obligors in certain states, any adverse economic factors or natural disasters in those states may have a greater effect on the performance of the notes than if the concentration did not exist.” Please include bracketed disclosure indicating that you will include risk factors specific to any such state that may materially impact the pool. Refer to Item 1111(b)(14) of Regulation AB.

Response: We have revised the disclosure under “Risk Factors—The geographic concentration of the obligors in the receivables pool and varying economic circumstances may increase the risk of losses or reduce the return on your notes” on page 23 to indicate that if 10% or more of the receivables are located in any one state we will describe any economic or other factors specific to such state that may materially impact the receivables or cash flow.

Potential rating agency conflict of interest and regulatory scrutiny, page 37.

7.

We note your statement that “the rating agencies have been and may continue to be under scrutiny by federal and state legislative and regulatory bodies for their roles in the recent financial crisis and such scrutiny and any actions such legislative and regulatory bodies may take as a result thereof may also have an adverse effect on the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.” Item 503(c) of Regulation S-K specifies that risk factors should be limited to the most significant factors that make the offering speculative or risky and that the issuer must describe how each risk affects the issuer or the securities being offered. If you believe that scrutiny by legislative and regulatory bodies of a rating agency hired by you is a significant risk that makes your offering speculative or risky, please revise to describe in greater detail the reasons why a rating agency would be more likely to downgrade the ratings for your notes. Furthermore, please revise your subheading to reflect the risk that you describe.

Response: We have revised the disclosure under the section formerly named “Risk Factors—Potential rating agency conflict of interest and regulatory scrutiny” on page 38 and 39 to eliminate the above-referenced statement. We have also revised the subheading accordingly.

If your notes are in book-entry form …, page 38

8.	We note your statement that holders of book-entry notes will only be able to exercise their rights through DTC, Clearstream or Euroclear, as applicable. Please revise

Ms. Michelle Stasny

this risk factor to account for investors’ ability to directly exercise their rights by contacting the indenture trustee, originator or depositor as described in the asset representations review, dispute resolution and investor communication shelf eligibility provisions, respectively.

Response: We have revised the disclosure under “Risk Factors—If your notes are in book-entry form, your rights can only be exercised indirectly” on page 39 to describe the investors’ ability to directly exercise their rights by contacting the indenture trustee, originator or depositor as described in the asset representations review, dispute resolution and investor communication shelf eligibility provisions, respectively.

Credit Risk Retention

Retained Horizontal Interest, page 56

9.

We note that, in calculating the fair value of the residual interest, you seem to assume that the receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407) (Oct. 22, 2014), the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please explain why you believe that assuming a constant prepayment rate is appropriate.

Response: We have reviewed the prepayment speeds in our prior auto loan securitization transactions and managed portfolio data. Our historical analysis indicates that prepayment speeds have varied across our transactions and portfolio and that there is no more accurate predictor of prepayments or of the amortization of our auto retail installment sale contracts than the Absolute Prepayment Model (“ABS”). In the case of auto loans, in contrast to residential mortgages, (i) there is less correlation between significant voluntary prepayments and a decline in interest rates and (ii) there is a smaller benefit of refinancing due to the short-term nature and smaller principal amount of auto retail installment sale contracts as compared with mortgages.

In addition, auto loan securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to determine the fair value of transaction cash flows.

For the reasons stated above, we believe that the use of a single ABS rate to calculate the fair value of the residual interest is appropriate, and we have not made any changes to the disclosure in this regard.

The Asset Representations Reviewer, page 59

10.	Please revise your disclosure to state that, if the asset representations reviewer resigns, is removed or is substituted, such information will be provided to investors in a timely Form 10-D filing.

Response: We have revised the disclosure under “The Asset Representations Reviewer” on page 60 to state that if the asset representations reviewer resigns, is removed or is

Ms. Michelle Stasny

substituted, information regarding such resignation, removal or substitution will be provided to investors in a Form 10-D filing.

The Receivables Pool

Exceptions to Underwriting Criteria, page 61

11.

We note your bracketed statement that you will insert disclosure regarding exceptions to disclosed underwriting criteria in accordance with Item 1111(a)(8) of Regulation AB. Please revise this bracketed statement to indicate that you will disclose the nature of any such exemptions as well as a description of any compensating factors that were used to make the determination to include such receivables.

Response: We have revised the disclosure under “The Receivables Pool—Exceptions to Underwriting Criteria” on page 62 to indicate that we will disclose the nature of any exceptions to Fifth Third Bank’s underwriting criteria as well as a description of any compensating factors that were used to make the determination to include such receivables.

Review of Pool Assets, page 71

12.

We note your statement on page 72 that “[p]ortions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor.” Please confirm that, if you or an underwriter obtains a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter has obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

Response: We confirm that, if we or an underwriter obtains a due diligence report from a third-party provider, we (or the underwriter, as applicable) will furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering, making publicly available the findings and conclusions of any third-party due diligence report we (or the underwriter, as applicable) have obtained in accordance with Rule 15Ga-2 of the Exchange Act.

The Notes

Noteholder Communication, page 83

13.	Please include disclosure about how the expenses associated with the investor communication provision, if any, will be paid.

Ms. Michelle Stasny

Response: We have revised the disclosure under “The Notes—Noteholder Communication” on page 84 to disclose that the Servicer will bear the expenses associated with the investor communication provision.

14.	Please tell us if there are any verification requirements for beneficial owners.

Response: We have revised the disclosure under “The Notes—Noteholder Communication” on page 84 to disclose that the indenture trustee or the servicer may require no more verification that an investor is a beneficial owner than (1) a written certification from the investor that it is a beneficial owner of notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or other similar document.

[The Revolving Period], page 87

15.

We note your disclosure on page 88 that “the initial receivables and the subsequent receivables may be originated using credit criteria different from the criteria applied to the receivables disclosed in this prospectus.” Please include bracketed disclosure including that the credit criteria that will apply to the initial receivables and/or the subsequent receivables, if different from the criteria applied to the receivables disclosed in the prospectus, will be disclosed at the time of each takedown. Refer to Item 1111(g)(7) of Regulation AB.

Response: We have revised the disclosure under “The Receivables Pool—Criteria Applicable to Selection of Receivables” on page 63 to include bracketed disclosure indicating that any additional criteria applied to the selection of the initial receivables will be disclosed at the time of each takedown. We have revised the disclosure under “The Receivables Pool—[Criteria Applicable to the Selection of Additional Receivables During the Revolving Period]” on page 64 to include bracketed disclosure indicating that any additional criteria applied to the selection of the additional receivables will be disclosed at the time of each takedown.

The Transaction Documents

Asset Representations Review

Asset Review Voting, page 94

16.

We note your statement that “the indenture trustee may require that investor to provide verification documents to confirm that the investor is, in fact, a beneficial owner.” Please revise your disclosure to describe these verification requirements.

Response: We have revised the disclosure under “The Transaction Documents—Asset Representations Review—Asset Review Voting” on page 95 to disclose that the indenture trustee may require no more verification that an investor is a beneficial owner than (1) a written certification from the investor that it is a beneficial owner of notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from a broker or dealer or other similar document.

Ms. Michelle Stasny

Asset Review, page 95

17.

We note your bracketed disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the “asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties.”

Response: We confirm that the review procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.

Forward-Looking Statements, page 139

18.	Please revise the last sentence of the second paragraph under this heading to indicate that you will update or revise forward-looking statements to the extent required by the federal securities laws.

Response: We have revised the last sentence of the second paragraph under “Forward-Looking Statements” on page 140 to disclose that we will update or revise forward-looking statements to the extent required by the federal securities laws.

Appendix A

19.	Please revise to include a statement that the information in Appendix A is incorporated into the prospectus.

Response: We have revised the disclosure under “Appendix A—Static Pool Information Regarding Certain Previous Receivables Pools” on page A-1 to include a statement that the information in Appendix A is incorporated into the prospectus.

Ms. Michelle Stasny

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin
Stuart M. Litwin

cc:	James Leonard
Benjamin Meeks
Nathan Steuber
Angela Ulum